                                  SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                               MAIR HOLDINGS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    560635104
                                 (CUSIP Number)

                               George J. Schultze
                         Schultze Asset Management, LLC
                             3000 Westchester Avenue
                               Purchase, NY 10577

                                 with a copy to:

                              James E. Bedar, Esq.
                        Brown Rudnick Berlack Israels LLP
                              One Financial Center
                                Boston, MA 02111
                                 (617) 856-8200
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 13, 2007
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 560635104

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Schultze Master Fund, Ltd.
     98-0425156
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          748,081
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    748,081
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     748,081
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

CUSIP No. 560635104

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Schultze Asset Management, LLC
     22-3563247
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          879,981
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    879,981
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     879,981
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IA
--------------------------------------------------------------------------------

CUSIP No. 560635104

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     George J. Schultze
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          879,981
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    879,981
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     879,981
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Company: MAIR HOLDINGS, INC.                             CUSIP Number: 560635104

ITEM 1. SECURITY AND ISSUER.

     This Statement on Schedule 13D ("Schedule 13D") relates to the shares of common stock, par value $.01 per share, (the "Common Stock") of MAIR HOLDINGS, INC., a Minnesota corporation (the "Company"). The principal executive offices of the Company are located at Fifth Street Towers, Suite 1360, 150 South Fifth Street, Minneapolis, MN 55402.

ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule 13D is filed by Schultze Master Fund, Ltd., Schultze Asset Management, LLC and George J. Schultze (the "Reporting Persons").

     Schultze Asset Management, LLC ("SAM") is (i) a privately held asset management firm, (ii) a limited liability company organized under the laws of Delaware, and (iii) registered as an investment adviser under the Investment Advisers Act of 1940 (File No. 801-62112). SAM's principal business and office address is 3000 Westchester Avenue, Purchase, NY 10577. SAM acts as investment manager for individual and institutional investors through limited partnerships, offshore funds, and managed accounts (the "Managed Accounts").

     Schultze Master Fund, Ltd., a Cayman Islands company, is one of SAM's Managed Accounts. Schultze Master Fund, Ltd.'s principal business address is c/o SS&C Fund Services, N.V., Curacao, The Netherlands, Antilles. The directors of Schultze Master Fund, Ltd. are as follows: George J. Schultze, Angelo G. M. Tyrol and Amicorp Management, Ltd. Mr. Tyrol is the Funds Director at Amicorp Curacao N.V. and a citizen of the Dutch Kingdom; Amicorp Curacao N.V.'s business address is Pareraweg 45, P.O. Box 4914, Curacao, The Netherlands, Antilles. Mr. Tyrol's business address is c/o SS&C Fund Services, N.V., Pareraweg 45, P.O. Box 4671, Curacao, The Netherlands, Antilles. Amicorp Management Ltd. is a British Virgin Islands company, with a business address of Marcy Building, 2nd Floor, Purcell Estate, P.O. Box 2416, Road Town, Tortola, British Virgin Islands.

     George J. Schultze, a citizen of the United States of America, is the Managing Member of SAM, and a director of Schultze Master Fund, Ltd. George J. Schultze exercises sole voting and investment control over SAM. George J. Schultze's business address is 3000 Westchester Avenue, Purchase, NY 10577.

     This Schedule 13D reports Schultze Asset Management, LLC's and George J. Schultze's indirect beneficial ownership of shares of Common Stock of the Company held by the following Managed Accounts in the indicated amounts:

                                             Shares of Common
             Managed Account               Stock of the Company
             ---------------               --------------------
Schultze Master Fund, Ltd.                       748,081
AIP Alternative Strategies Funds -                67,119
Alpha Hedged Strategies Fund
Arrow Distressed Securities Fund                  64,781
   TOTAL                                         879,981

     In addition, this Schedule 13D reports the direct ownership of Schultze Master Fund, Ltd. of 748,081 shares of Common Stock of the Company.

     During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Based on information provided to the Reporting Persons, during the past five years, neither Mr. Tyrol nor Amicorp Management, Ltd. has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     All funds used to purchase or acquire securities in the Company came directly from proceeds of investment advisory clients. Since January 1, 2007, pursuant to a series of acquisitions and dispositions the various manages accounts acquired or disposed of shares of the Company's Common Stock, as follows:

                                                   NUMBER OF
                                                SHARES ACQUIRED
         MANAGED ACCOUNT               DATE        (DISPOSED)      PRICE
         ---------------            ---------   ---------------   -------
Arrow Distressed Securities Fund    1/3/2007          1,500       $  7.48
Arrow Distressed Securities Fund    1/23/2007        26,622       $  7.70

Arrow Distressed Securities Fund    1/30/2007           900       $  7.42
Arrow Distressed Securities Fund    2/7/2007          1,194       $7.1596
Arrow Distressed Securities Fund    2/8/2007            669       $  7.05
Arrow Distressed Securities Fund    2/9/2007          1,898       $7.0385
Arrow Distressed Securities Fund    2/12/2007           735       $7.0499
Arrow Distressed Securities Fund    2/16/2007           300       $  7.00
Arrow Distressed Securities Fund    2/26/2007           828       $  7.00
Arrow Distressed Securities Fund    2/27/2007           223       $  7.00
Arrow Distressed Securities Fund    3/7/2007         (1,100)      $6.9073
Arrow Distressed Securities Fund    3/26/2007         1,100       $  6.60
Arrow Distressed Securities Fund    3/27/2007           700       $  6.60
Arrow Distressed Securities Fund    3/28/2007           400       $  6.60
Arrow Distressed Securities Fund    3/29/2007           900       $6.5967
Arrow Distressed Securities Fund    4/2/2007          1,500       $  6.60
AIP Alternative Strategies Funds    1/23/2007        27,401       $  7.07
   - Alpha Hedged Strategies Fund
AIP Alternative Strategies Funds
   - Alpha Hedged Strategies Fund   2/7/2007            564       $7.1596
AIP Alternative Strategies Funds
   - Alpha Hedged Strategies Fund   2/8/2007            288       $  7.05
AIP Alternative Strategies Funds
   - Alpha Hedged Strategies Fund   2/9/2007          1,032       $7.0385
AIP Alternative Strategies Funds
   - Alpha Hedged Strategies Fund   2/12/2007           642       $7.0499
AIP Alternative Strategies Funds
   - Alpha Hedged Strategies Fund   3/13/2007           730       $6.9281
AIP Alternative Strategies Funds
   - Alpha Hedged Strategies Fund   3/14/2007        16,229       $6.9999
AIP Alternative Strategies Funds
   - Alpha Hedged Strategies Fund   4/2/2007         (5,100)      $  6.60
AIP Alternative Strategies Funds
   - Alpha Hedged Strategies Fund   4/5/2007         (2,600)      $6.5019
AIP Alternative Strategies Funds
   - Alpha Hedged Strategies Fund   4/9/2007           (600)      $  6.50
Schultze Master Fund, Ltd.          1/23/2007       339,889       $  7.70
Schultze Master Fund, Ltd.          2/5/2007            500       $  7.19
Schultze Master Fund, Ltd.          2/7/2007         15,362       $7.1596
Schultze Master Fund, Ltd.          2/8/2007            443       $  7.05
Schultze Master Fund, Ltd.          2/9/2007         11,770       $7.0385
Schultze Master Fund, Ltd.          2/12/2007         7,923       $7.0499
Schultze Master Fund, Ltd.          2/26/2007           172       $  7.00
Schultze Master Fund, Ltd.          2/27/2007         3,177       $  7.00

ITEM 4. PURPOSE OF TRANSACTION.

     As a long-term shareholder of the Company, SAM is disappointed that the Company may, as disclosed in its latest Form 10-Q filed on February 8, 2007, be planning to pursue acquisitions that may be outside of the airline industry using shareholders' cash. Rather than make acquisitions, either within or outside of the airline industry, SAM believes the board's and Company's best course of action would be to distribute any and all cash remaining after the reorganization transaction to shareholders as soon as possible in a tax-efficient manner. Separately, SAM believes that the Company should initiate efforts to sell its Big Sky subsidiary as soon as possible by retaining a nationally recognized investment bank to do so. SAM believes that the preceding two courses of action would serve to maximize value for the benefit of all the owners of the Company. SAM may take additional steps to ensure that the Company implements these actions, including, but not limited to: (a) holding discussions with management, the board of directors of the Company and other shareholders of the Company concerning strategies to maximize shareholder value, (b) initiating proxy proposals, (c) initiating special shareholder meetings, and (d) other measures including litigation.

     It is SAM's belief that the Company's stock is substantially undervalued based on the amount of cash that would be distributed to shareholders in the event the board implements SAM's suggestions. As such, SAM may also make proposals to the board, seek to change the composition of, or seek representation on, the board, all with the underlying purpose of increasing shareholder value. In addition, the Reporting Persons may acquire additional shares (i) for investment purposes, (ii) to change or influence the control of the Company, and/or (iii) with a view toward a possible acquisition of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) SAM and George J. Schultze (through SAM) beneficially own 879,981 shares of Common Stock of the Company, which represents approximately 5.9% of the issued and outstanding shares of Common Stock of the Company (based upon 14,934,727 shares of Common Stock believed by the Reporting Persons to be issued and outstanding, based upon (i) the 20,591,840 shares issued and outstanding as of December 31, 2006 as reported in the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2006 as filed with the Securities and Exchange Commission (the "SEC") on February 8, 2007 and (ii) the repurchase by the Company of 5,657,113 shares of Common Stock on March 12, 2007 as reported in the Company's Current Report on Form 8-K as filed with the SEC on March 13, 2007).

     Schultze Master Fund, Ltd. directly owns 748,081 shares of Common Stock of the Company, which represents approximately 5.0% of the issued and outstanding shares of Common Stock of the Company (based upon the 14,934,727 shares of Common Stock believed by the Reporting Persons to be issued and outstanding, as described above).

(b) In its capacity as investment manager, and pursuant to revocable investment management agreements between SAM and each Managed Account, SAM has the power to vote and dispose of the Common Stock owned by the Managed Accounts, except as otherwise noted herein.

     On behalf of the Managed Accounts, SAM has the shared power to vote 879,981 shares, owned by the Managed Accounts, of Common Stock of the Company, and George J. Schultze controls SAM. SAM has the shared power to dispose of 879,981 shares of Common Stock of the Company.

     Schultze Master Fund, Ltd. has the shared power to vote 748,081 shares of Common Stock of the Company, and has the shared power to dispose of 748,081 shares of Common Stock of the Company.

(c) Except as set forth herein, no transactions in the class of securities herein reported were effected by the Reporting Persons during the past sixty days.

(d) The Managed Accounts, including Schultze Master Fund, Ltd., may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock indicated by such Managed Account in Item 2, above. However, SAM, as the investment manager of each of the Managed Accounts, ultimately has the right to direct such activities.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described in this Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Reporting Persons and any person or entity.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit I. Joint Filing Agreement by and among Schultze Master Fund, Ltd.,
           Schultze Asset Management, LLC and George J. Schultze, dated as of April 24, 2007.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2007

                                        SCHULTZE MASTER FUND, LTD.


                                        By: /s/ George J. Schultze
                                            ------------------------------------
                                        Name: George J. Schultze
                                        Title: Director and Managing Member of
                                               Investment Manager


                                        SCHULTZE ASSET MANAGEMENT, LLC


                                        By: /s/ George J. Schultze
                                            ------------------------------------
                                        Name: George J. Schultze
                                        Title: Managing Member


                                        /s/ George J. Schultze
                                        ----------------------------------------
                                        George J. Schultze

                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the undersigned persons hereby agree to the joint filing on behalf of each of them of a Schedule 13D (including any amendments thereto, the "Schedule 13D") with respect to the common stock, $.01 par value, of MAIR Holdings, Inc. Furthermore, each party to this Agreement expressly authorizes each other party to this Agreement to file the Schedule 13D on his or its behalf. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: April 24, 2007

                                        SCHULTZE MASTER FUND, LTD.


                                        By: /s/ George J. Schultze
                                            ------------------------------------
                                        Name: George J. Schultze
                                        Title: Director and Managing Member of
                                               Investment Manager


                                        SCHULTZE ASSET MANAGEMENT, LLC


                                        By: /s/ George J. Schultze
                                            ------------------------------------
                                        Name: George J. Schultze
                                        Title: Managing Member


                                        /s/ George J. Schultze
                                        ----------------------------------------
                                        George J. Schultze